FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    Form 20-F       X                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Yes                                       No            X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Yes                                       No            X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

          Yes                                       No            X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Free translation of the minutes for the Bondholders’ Meeting conducted on February 4th, 2005.
2.	Free translation of Annex 1 to Item 1 above.

Item 1

FREE TRANSLATION

TELECOM ARGENTINA S.A.

Synthesis of the resolutions adopted at the Bondholders’

Meeting held on February 4, 2005 (the “Meeting”)

Below is a chart listing the creditors present at the Meeting, each represented by its duly appointed representative, for all eight Series of Corporate bonds involved in the Bondholders’ Meeting:

Series	Number of Creditors present	Nominal Value in the currencies of issuance represented by the bondholders attending the Meeting

(INFORMATION ONLY
FOR THE CALCULATION
OF MAJORITIES;
WITHOUT ANY OTHER
EFFECT TO OTHER
ENDS)

Nominal value

calculated in Argentine
Pesos at the cut-off

date represented by the
bondholders attending

the Meeting

AR$

SERIES C ISIN Nº US879273AE01	12	US$	112,175,000.00	336,188,475.00
SERIES E ISIN N° XS0076226942	14	US$	99,000,000.00	296,703,000.00
SERIES F ISIN N° XS0076689024	100	ITL	346,105,000,000.00	652,484,974.46
SERIES H ISIN N° XS0084707313	96	ITL	339,350,000,000.00	639,750,295.67
SERIES I ISIN N° XS0096148779	131	Euro	175,418,000.00	640,328,325.40
SERIES K ISIN N° XS0099123712	118	Euro	193,637,000.00	706,833,141.10
SERIES 1 ISIN N° XS0109260686	123	Euro	210,573,000.00	768,654,621.90
SERIES 2 ISIN N° XS0131485624	108	Euro	156,984,000.00	573,038,695.20

The resolutions adopted upon consideration of the day’s agenda were as follows:

1)	Appointment of two persons to record the minutes together with the person appointed by Telecom to preside over the Meeting.

Representatives of the Bank of New York and Fimex International LTD were appointed unanimously.

1

Item 1

FREE TRANSLATION

2)	Consideration of Telecom’s APE proposal and election of option(s) in the event that the APE proposal is approved.

All the attending creditors in each and every Series voted in favor of Telecom’s APE proposal, with no votes against the proposal. The following chart shows the result of the voting process:

Series	ACCEPTANCE OF THE APE PROPOSAL
	Nominal Value in the currencies of issuance		Nominal Value plus interest in the currencies of Issuance		Nominal Value calculated in AR$ at the cut-off date	Nominal Value plus interest calculated in AR$ at the cut-off date
SERIES C ISIN Nº US879273AE01	US$	112,175,000.00	US$	142,429,161.73	336,188,475.00	426,860,197.70
SERIES E ISIN N° XS0076226942	US$	99,000,000.00	US$	110,710,176.43	296,703,000.00	331,798,398.76
SERIES F ISIN N° XS0076689024	ITL	346,105,000,000.00	ITL	411,810,425,197.99	652,484,974.46	776,354,328.22
SERIES H ISIN N° XS0084707313	ITL	339,350,000,000.00	ITL	369,273,388,138.53	639,750,295.67	696,162,543.82
SERIES I ISIN N° XS0096148779	Euro	175,418,000.00	Euro	207,085,028.30	640,328,325.40	755,922,478.82
SERIES K ISIN N° XS0099123712	Euro	193,637,000.00	Euro	224,761,496.38	706,833,141.10	820,446,890.22
SERIES 1 ISIN N° XS0109260686	Euro	210,573,000.00	Euro	244,974,850.48	768,654,621.90	894,231,696.72
SERIES 2 ISIN N° XS0131485624	Euro	156,984,000.00	Euro	190,550,884.27	573,038,695.20	695,567,892.84

Attached as Annex 1 is a chart that shows the results of the election of options by the creditors attending the Meeting.

María Delia Carrera Sala

Attorney in fact

2

Item 2

FREE TRANSLATION

ANNEX 1

TELECOM ARGENTINA – ELECTION OF OPTIONS BY SERIES

SERIES	Currencies of issuance	OPTION A in the currencies of issuance	OPTION B the currencies of issuance	OPTION C the currencies of issuance	TOTAL the currencies of issuance	OPTION A in AR$	OPTION B in AR$	OPTION C in $	TOTAL in AR$
Total SERIES C ISIN Nº US879273AE01	US$	34,639,000.00	75,767,000.00	1,769,000.00	112,175,000.00	103,813,083.00	227,073,699.00	5,301,693.00	336,188,475.00
Total SERIES E ISIN N° XS0076226942	US$	—	99,000,000.00	—	99,000,000.00	—	296,703,000.00	—	296,703,000.00
Total SERIES F ISIN N° XS0076689024	Liras	162,892,400,000.00	172,673,200,000.00	10,539,400,000.00	346,105,000,000.00	307,088,436.90	325,527,422.29	19,869,115.27	652,484,974.46
Total SERIES H ISIN N° XS0084707313	Liras	136,929,700,000.00	188,784,600,000.00	13,635,700,000.00	339,350,000,000.00	258,142,967.62	355,900,997.99	25,706,330.06	639,750,295.67
Total SERIES I ISIN N° XS0096148779	Euro	73,038,000.00	95,639,000.00	6,741,000.00	175,418,000.00	266,610,611.40	349,111,041.70	24,606,672.30	640,328,325.40
Total SERIES K ISIN N° XS0099123712	Euro	91,867,000.00	91,936,500.00	9,833,500.00	193,637,000.00	335,342,110.10	335,595,805.95	35,895,225.05	706,833,141.10
Total SERIES 1 ISIN N° XS0109260686	Euro	78,221,500.00	125,477,500.00	6,874,000.00	210,573,000.00	285,531,941.45	458,030,518.25	25,092,162.20	768,654,621.90
Total SERIES 2 ISIN N° XS0131485624	Euro	45,902,000.00	108,022,000.00	3,060,000.00	156,984,000.00	167,556,070.60	394,312,706.60	11,169,918.00	573,038,695.20

Note: This table presents the options elected by the creditors represented at the Meeting, expressed by series as totals in nominal value in currencies of issuance and in Argentine Pesos at the cut-off date (August 31, 2004).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: February 7, 2005	By:	/s/ Alberto Yamandú Messano
	Name:	Alberto Yamandú Messano
	Title:	Director